Exhibit 1

NEWS RELEASE

North American Palladium Announces Closing of Second $10-Million Tranche of

Private Placement of Flow-Through Shares

All figures are in Canadian dollars except where noted.

Toronto, Ontario, July 23, 2013 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX:PDL) (NYSE MKT:PAL) announced today that it has closed the second $10 million tranche of its previously announced fully subscribed private placement of flow-through shares for aggregate gross proceeds to the Company of approximately $20 million.

The second tranche included the issuance of 8,590,328 flow-through shares at a price of $1.164 per share, representing a 2% premium to the relevant market price. The market price was defined as the simple average of the five daily VWAPs on the TSX for the five trading day period between July 12, 2013 and July 18, 2013.

100% of the gross proceeds from the private placement are expected to be used for eligible mine expansion expenditures and exploration activities at the LDI mine and property in Ontario that constitute “Canadian exploration expense” (“CEE”) as defined in the Income Tax Act (Canada).

The shares will be registered in the United States for resale on the NYSE MKT via a resale prospectus supplement to the Company’s shelf registration statement on Form F-10. Resales in Canada will be restricted for four months.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which the offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the prospectus supplement, the base shelf prospectus or the shelf registration statement.

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: Camilla@nap.com

Forward-Looking Information:

Certain information in this news release relating to North American Palladium Ltd., including, but not limited to, the use of proceeds, is forward looking and related to anticipated events and strategies. When used in this context, words such as “will”, “anticipate”, “believe”, “plan”, “intend”, “target” and “expect” or similar words suggest future outcomes. By their nature, such statements are subject to significant risks and uncertainties, which include, but are not limited to, regulatory and government decisions, economic conditions, and availability and cost of financing. Readers are cautioned not to place undue reliance on forward-looking statements as actual results could differ materially from the plans, expectations, estimates or intentions expressed in the forward-looking statements. Except as required by law, North American Palladium Ltd. disclaims any intention and assumes no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

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